UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-07291

AgomAb Therapeutics NV

Posthoflei 1/6 2600

Antwerpen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 9, 2026, AgomAb Therapeutics NV (the “Company”) closed its initial public offering (“IPO”) of 12,500,000 American Depositary Shares.

In connection with the IPO, the Company’s amended and restated articles of association became effective on February 9, 2026, a copy of which is attached as Exhibit 3.1, and is incorporated by reference herein.

In connection with the IPO, the Company issued three press releases, one on February 2, 2026, announcing the launch of the IPO, one on February 5, 2026, announcing pricing of the IPO, and one on February 9, 2026, announcing the closing of the IPO, respectively. Copies of the three press releases are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively, and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No	Description
3.1	Amended and Restated Articles of Association
99.1	Press Release on Launch of the Company’s Initial Public Offering
99.2	Press Release on Pricing of the Company’s Initial Public Offering
99.3	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AgomAb Therapeutics NV

By:	/s/ Tim Knotnerus
Tim Knotnerus
Chief Executive Officer

Date: February 9, 2026